Exhibit 99.1

Skeena Announces Positive Judgment by the British Columbia Court of Appeal Regarding the Albino Lake Storage Facility

Vancouver, BC (July 5, 2024) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena” or the “Company”) is pleased to announce that the British Columbia Court of Appeal overturned the decision of the Chief Gold Commissioner and Supreme Court of British Columbia in the matter, Skeena Resources Limited v Richard Mill, the Chief Gold Commissioner of British Columbia and Orogenic Gold Corp.

The former Chief Gold Commissioner had determined that Richard Mill was the owner of the waste rock and tailings from the Eskay Creek Mine that were placed in the Albino Lake Storage Facility (the “Eskay Creek Material”). Justice Iyer of the British Columbia Supreme Court upheld the decision of the Chief Gold Commissioner on November 22, 2022.

The Court of Appeal concluded that on the record before it, Skeena did not “relinquish” its rights to the Eskay Creek Material and that the former Chief Gold Commissioner was “clearly and palpably wrong to hold otherwise”. Mr. Mill’s asserted entitlement was based on the Province’s grant of a mineral claim to him in 2017. The Court, however, found that the Province cannot be said to have granted ownership rights of the Eskay Creek Material to Mr. Mill when it granted him the mineral claim because the Province itself did not hold the rights to the material at the time.

With the decisions of the former Chief Gold Commissioner and the Supreme Court now overturned, the matter will be referred back to the current Chief Gold Commissioner for rehearing and reconsideration in light of the Court of Appeal’s decision.

Skeena Resources is pleased with the decision of the Court of Appeal and looks forward to the opportunity to have the Chief Gold Commissioner decide Skeena’s contention that it owns the Eskay Creek Material. Skeena Resources will provide further information on this matter as it becomes available.

Walter Coles, Executive Chairman of Skeena commented: “We are gratified by the ruling from the BC Court of Appeal.  This decision is a strong one and affirms our belief that the former Chief Gold Commissioner was in error when he decided that Skeena gave up its ownership of the waste material from the Eskay Creek mine once it was deposited into the Albino Lake tailings storage facility.”

The Eskay Creek Material contained in the Albino Lake Storage Facility is not part of the Company’s Resource or Reserve Statements for Eskay Creek nor has it been included in any studies, including the November 2023 Definitive Feasibility Study for the Eskay Creek Project.

About Skeena

Skeena is a fully financed leading gold developer that is focused on advancing the Eskay Creek Gold-Silver Project – a past producing mine located in the renowned Golden Triangle in British Columbia, Canada. Eskay Creek represents one of the highest-grade and lowest cost open-pit precious metals mines in the world, with substantial silver by-product production that surpasses many primary silver mines. Skeena is committed to sustainable mining practices and maximizing the potential of its mineral resources. In partnership with the Tahltan First Nation, Skeena strives to foster positive relationships with Indigenous communities while delivering long-term value and sustainable growth for its stakeholders.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles	Randy Reichert
Executive Chairman	President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Qualified Persons

In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo., Senior Vice President, Exploration & Resource Development, is the Qualified Person for the Company and has prepared, validated, and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this press release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the rehearing and reconsideration of the claim regarding the Eskay Creek Material, the results of the Definitive Feasibility Study, processing capacity of the mine, anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2023, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 28, 2024. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2023, its most recently filed interim MD&A, the AIF dated March 28, 2024, the Company’s short form base shelf prospectus dated January 31, 2023, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.